EXHIBIT 99.1

Fury Commences 2025 Drill Program at Committee Bay

TORONTO, July 14, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the 2025 exploration drilling program has commenced at the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada. The 2025 drilling program will comprise 7 – 10 diamond drill holes totaling approximately 5,000 metres (m) focused on: expansion of the Three Bluffs Shear Zone target, testing regional shear zones along the southern contact of the 8 kilometre (km) long Raven shear zone, and testing regional shear zones at Burro West.

“We are thrilled to be back drilling in Nunavut, given the overall potential upside that the Committee Bay land package represents,” commented Tim Clark, CEO of Fury. “We will not only be looking to expand and test new concepts at the Three Bluffs resource, but we will also be stepping out at the Raven and Burro West shear zones, following up on regional testing and looking for a new discovery. We anticipate initial results in September.”

Three Bluffs Shear Zone

The high-grade Three Bluffs Gold deposit is located centrally within the project and is estimated to contain 524,000 oz. of gold in 2.1 million tonnes (Mt) at 7.85 g/t gold in the indicated mineral resource category and 720,000 oz. in 2.9Mt of gold at 7.64 g/t gold in the inferred mineral resource category (see Committee Bay NI43-101 report “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023”). Drilling in 2021 at Three Bluffs intercepted 3 zones of mineralization: 13.93 g/t gold over 10 m; 18.67 g/t gold over 3 m; and 23.2 g/t gold over 1 m (see News Release dated December 1, 2021). The first two noted intercepts occur outside of the main iron formation in sheared metasediments. The shear hosted mineralization runs sub-parallel to the main iron formation (Figure 1) and has not been previously targeted. The 2021 intercepts are approximately 250 m below surface and remain open up dip, down dip, as well as along strike in both directions. Drilling in 2025 will target the sub-parallel shear zone as well as the iron formation itself with five to six step-outs from the 2021 intercept for 2,750m of drilling (Figure 2).

Committee Bay – Three Bluffs Deposit

Main Controls on Three Bluffs Mineralization

FURY

Legend
Deformation Zone
Intrusive
Felsic Volcaniclastic
Iron Formation
Meta-Sediment
Three Bluffs Hinge
Three Bluffs West
04TB009[1]
13.33 g/t Au over 16.75m
07TB054[1]
8.16 g/t Au over 29m
10TW008[1]
15.2 g/t Au over 5m
11TWO15[1]
6.01 g/t Au over 7m
08TB077[1]
101.39 g/t Au over 3.1m
10TB082[1]
7.31 g/t Au over 25.18m
Deformation Zone
2025 Target Area
21TB152[1]
13.93 g/t Au over 10m
18.67 g/t Au over 3m
23.2 g/t Au over 1m
11TW016[1]
29.03 g/t Au over 5.3m
N
250 m
300 km long greenstone belt
Raven
Burro
Three Bluffs

1.Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold.

Figure 1: Illustrates the plan view of the Three Bluffs deposit, depicting the interplay between the regional shear zone in orange and the banded iron formation in blue.

Figure 2: Illustrates the location of the 21TB-152 intersections in relation to the Three Bluffs deposit in long section. The 21TB-152 intersection is open as depicted by the three arrows with potential to significantly expand the mineral resource.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay gold belt, approximately 50 km west of the Three Bluffs deposit. Drilling will target a previously undrilled gold-bearing outcrop where results from seven samples collected to date average 16.12 g/t gold (Figure 3) (see news release dated February 16, 2022). This prospect lies along the southern boundary of an 8 km long east – west oriented shear zone where gold mineralization has been identified over a 1.4 km footprint to date. The 2025 drilling will comprise two to three drill holes for approximately 1000 m.

Committee Bay – Raven Regional Shear Zone Corridor

Successfully Intersected the Gold Bearing Structure – 8km Potential

FURY

Legend
Planned Drill Hole
Previous Drill Holes
Regional Shear Zone Corridor
Arsenic & Gold Anomaly
Fury Property
Rocks (Au g/t)
Historical
Fury 2021
0.1 - 0.5
0.5 - 1
1 - 5
> 5
Glaciofluvial
1.4 km Mineralized Footprint
300 km long greenstone belt
Raven
Burro
Three Bluffs
Prospective Regional Shear Boundary with Newly Identified High Grade Gold Mineralization
2021 Outcrop Sample Highlights (Au g/t): 32.9, 19.2, 16, 14.6, 13.85, 12.05, 11.05
234 samples average 4.85 g/t Au over 1.4 km strike length
N
1 km

Aspy
VG
Tour

- Visible gold hosted in felsic volcaniclastics along main deformation zone, 150m south of Raven showing
- Potential for mineralization zone along major lithological break

Figure 3: Illustrates the 1.4 km mineralized footprint at the Raven prospect within the larger 8km Raven shear zone. Newly identified high-grade gold mineralization is located along the southern boundary of the shear zone.

Burro West

Infill till sampling during 2024 at the Burro West target has identified a robust multi-point +90th percentile approximately 300 x 300 m gold in till anomaly (Figure 4) (see news release dated October 24, 2024). The Burro West anomaly is spatially associated with a break in the regional magnetics data, interpreted to represent a sheared contact between mafic volcanics and ultramafic lithologies. Drilling during 2025 will comprise one to two drill holes for approximately 500 m.

Committee Bay – Burro Prospect

2024 Infill Sampling

FURY

Legend
Planned Drill Hole
2024 Infill Till Sample (Au ppb)
> 1
1 - 2
2 - 4
4 - 6
> 6
Major Fault
Minor Fault
Lithology
Biotite Tonalite
Komatiite
Mafic Volcaniclastics
Gabbroic Sills-Dykes-Stocks
Target Area
101 ppb Au
300 km long greenstone belt
Raven
Burro
Three Bluffs
N
500 m

Figure 4: Plan View map showing the results from the 2024 Infill Till Sampling program at Burro West. A large coherent gold in till anomaly associated with a sheared contact between mafic volcanic and ultramafic lithologies. The southwest portion of the grid remains open for additional follow-up.

Bryan Atkinson, P.Geol, Senior Vice President Exploration at Fury, is a “qualified person” within the meaning of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the technical disclosures in this news release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 13.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s 2025 exploration program at the Committee Bay project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Photos accompanying this announcement are available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/f2796017-20f8-4725-8a7a-8c4f9543f847
https://www.globenewswire.com/NewsRoom/AttachmentNg/08ca12ec-3123-4ec3-9fd9-832f8c319735
https://www.globenewswire.com/NewsRoom/AttachmentNg/26ca7b2e-f1be-41f5-a446-a6ee646dcd5d
https://www.globenewswire.com/NewsRoom/AttachmentNg/0c143918-9960-4e1e-a816-32d1a74f1738